The Trade Desk, Inc.

42 N. Chestnut Street

Ventura, California 93001

September 16, 2016

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 4561

Attention:	Jan Woo
Legal Branch Chief Office of Information
Technologies and Services

Re:	The Trade Desk, Inc. Registration Statement on Form S-1 (Registration No. 333-213241)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-213241) (the “Registration Statement”) of The Trade Desk, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on September 20, 2016, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Steven B. Stokdyk at (213) 891-7421, or in his absence, W. Alex Voxman at (213) 891-8746.

The Company acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

[Signature Page Follows]

Very truly yours,

THE TRADE DESK, INC.

By:	/s/ Paul E. Ross
Paul E. Ross
Chief Financial Officer

CC:	Jeff T. Green, The Trade Desk, Inc.
W. Alex Voxman, Latham & Watkins LLP
Steven B. Stokdyk, Latham & Watkins LLP
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, PC
Damien Weiss, Wilson Sonsini Goodrich & Rosati, PC